Exhibit 1
Vuance Ltd.
 ("Vuance" or the "Company")
Notice of an Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders will be held at the Company's offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel, on September 12, 2010 at 4 p.m. (Israel time) (the “Meeting”). If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day, time and place in the next week, or to another date and place as shall be determined by the Board.

The following matters are on the agenda of the Meeting:

(1)	Presentation and discussion of the Company's 2009 financial statements
(2)	Appointment of independent accountant-auditor for 2010
(3)	Election of (non-"external") directors
(4)	Election of a new “external" director
(5)	Increasing the Company's authorized share capital
(6)	Approval of an offering of Ordinary Shares to shareholders of the Company
(7)	Approval of an offer to creditors of the Company to convert the Company's debt to them to Ordinary Shares
(8)	Approval of certain Services Agreements
(9)	Amendment of the Company's "2003 Share Option Plan"
(10)	Approval and Ratification of a certain issuance of Ordinary Shares and warrants
(11)	Approval of directors and officers insurance policies
(12)	Letter of Exculpation and Indemnification to the Company’s directors and officers

How You Can Vote

Shareholders of record at the closing of business on August 12, 2010, are entitled to notice of and vote at the Meeting.

According to the Articles of Association of the Company, voting at the Meeting shall be in person or by proxy, provided, however, that the instrument appointing a proxy must be delivered to the Company not less than seventy-two (72) hours before the time scheduled for such Meeting.

A proxy statement including the proposed form of the said resolutions, as well as explanations concerning the majorities required for the approval of each resolution, is available at the Company’s offices, as well as at http://www.vuance.com.

By Order of the Board of Directors, Tsviya Trabelsi Chairman of the Board of Directors

Dated:  4  August, 2010.